

December 8, 2022

Daniel J. Schuller
Chief Financial Officer
Essential Utilities, Inc.
762 W. Lancaster Avenue
Bryn Mawr, Pennsylvania 19010

> **Re: Essential Utilities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-06659**

Dear Daniel J. Schuller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Regulated Natural Gas Segment, page 53

1. We note that you subtract purchased gas expenses from revenues to arrive at your non-GAAP measure, "gross margin (non-GAAP)" and that you have identified operating revenues as the most directly comparable GAAP measure. Given this calculation subtracts an expense from revenues, it appears that your non-GAAP measure is more akin to a margin type measure that should be reconciled to gross margin as defined in GAAP. Please tell us why you have not identified gross margin as defined by GAAP as the most directly comparable GAAP measure and revise to provide a corresponding reconciliation that complies with Item 10(e)(1)(i)(B) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements
Note 18 - Segment Information, page 121

2.   We note you disclose operating income, income before income taxes and net income (loss) for each of your reportable segments. Considering you disclose more than one measure of segment profit or loss, please revise to disclose only one measure that you believe is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the consolidated statements of operations. Refer to ASC 280-10-50-28. In addition, to the extent that the measures that are not identified as the segment measure of profit or loss under ASC 280 are presented outside the consolidated financial statements, please label them as non-GAAP financial measures and provide the required disclosures under Item 10(e) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation